BioHarvest Sciences Inc.

1140-625 Howe Street

Vancouver, British Columbia

V6C 2T6, Canada

(604) 689-5722

December 31, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:Amendment Withdrawal Request for BioHarvest Sciences Inc.

Post-Effective Amendment No. 1 to Registration Statement on Form F-3

File No. 333-289908

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the undersigned respectfully requests that the Securities and Exchange Commission consent to the withdrawal, effective as of the date hereof or at the earliest practical date hereafter, of Post-Effective Amendment No. 1 (“Amendment”) to its registration statement on Form F-3 (File No. 333-289908). We are withdrawing the Amendment because we have elected to file an additional registration statement on Form F-3 instead of an amendment.

If you have any questions or comments in connection with the foregoing, please contact our legal counsel Stephen F.X. O’Neill of O’Neill Law LLP at (604) 687-5792.

Sincerely,

By: /s/ David K. Ryan

Name: David K. Ryan

Title: Vice-President, Investor Relations and Secretary

cc: Stephen F.X. O’Neill of O’Neill Law LLP.